                                      Filed by Commerce One, Inc. pursuant to
                                      Rule 425 under the Securities Act of
                                      1933 and deemed filed pursuant to Rule
                                      14a-12 of the Securities Exchange Act
                                      of 1934 Subject Company: AppNet Inc.
                                      Commission File No:  000-26453

This filing contains the following
documents: The Commerce One, Inc.
Press Release regarding the
acquisition by Commerce One of AppNet Inc.;
Q&A regarding the acquisition by
Commerce One of AppNet Inc.; and the
script from the conference call
regarding the acquisition by Commerce
One of AppNet Inc.


FOR IMMEDIATE RELEASE


           COMMERCE ONE AND APPNET SIGN DEFINITIVE MERGER AGREEMENT

     ACQUISITION OF APPNET TO DRIVE RAPID ADOPTION AND IMPLEMENTATION OF
                      eMARKETPLACES AND EXCHANGES

PLEASANTON, CA, June 20, 2000 -- Commerce One, Inc. (NASDAQ: CMRC), the leader in global e-commerce solutions for business, today announced that it has signed a definitive agreement to acquire AppNet, Inc. (NASDAQ: APNT), a premier provider of end-to-end Internet professional services. With this acquisition, Commerce One will significantly enhance its ability to deliver e-commerce services to its customers and will accelerate the pace of implementation for its business-to-business exchanges worldwide.

The acquisition will be structured as a tax-free, stock-for-stock exchange, and will be accounted for as a purchase transaction. Commerce One will issue
0.8 shares for each outstanding share of AppNet, and will assume all outstanding stock options and other rights to acquire AppNet Common Stock. The acquisition will be structured as either a merger or, at the election of Commerce One, as an exchange offer followed by a merger. Conclusion of the acquisition requires the approval of AppNets' stockholders, as well as other customary closing conditions.

"Commerce One has over 100 trading exchange customers who are demanding implementation and consulting services to execute rapidly on their business models," said Mark Hoffman, chairman and CEO of Commerce One. "With the acquisition of AppNet, we are ideally positioned, in combination with our key consulting partners, to deliver these capabilities."

AppNet will complement Commerce One's current service offerings, delivered by its professional services organization and through key consulting partners. In addition to increasing available senior project management, AppNet's professionals will provide strategic consulting expertise, interactive marketing services, Web design, and e-business implementation expertise.
Each of these service offerings will accelerate the deployment and implementation of business-to-business exchange services throughout the Global Trading Web.

"AppNet is excited to be joining with the leader in e-commerce to deliver comprehensive solutions to the marketplace," said Ken Bajaj, chairman and CEO of AppNet. "A potent combination of Commerce One e-commerce applications, AppNet Internet professional services, and Commerce One professional services partnerships will deliver industry leading end-to-end e-commerce solutions."

The combined companies would have 44 offices in 18 countries around the world. The total number of employees would equal more than 2,300.

NOTE TO MEDIA AND ANALYSTS:

The two companies will hold a conference call today at 2:00 PM Eastern Time to discuss the pending acquisition. The U.S. dial-in number is 888-913-9012.
International: 712-257-3379. Passcode: press conference. Leader: Kit Robinson. A playback will be available until 6:00 pm Eastern Time, June 23. Dial 888-296-6949. Passcode: 1234.

ABOUT COMMERCE ONE

Commerce One (NASDAQ: CMRC) is the leader in global e-commerce solutions for business. Through its products, portals, and services, Commerce One creates access to worldwide markets, allowing anyone to buy from anyone, anytime, anywhere. The Commerce One Global Trading Web -trademark- is the world's largest business-to-business trading community. Comprised of many open e-marketplaces, the Global Trading Web -trademark- provides unprecedented economies of scale for buying organizations, suppliers, and service providers worldwide. Commerce One is located in Pleasanton, Calif., and can be reached by phone at (800) 308-3838 or (925) 520-6000 or via the Internet at http://www.commerceone.com/.
--------------------------

ABOUT APPNET

AppNet, Inc.(Nasdaq: APNT), is a premier provider of end-to-end e-business solutions, from interactive marketing to back-office integration. For companies transforming themselves for the new Internet economy, the firm offers a unique mix of Internet strategy, marketing, and technology services. AppNet is the fourth largest interactive marketing agency according to Ad Age and one of the 50 largest pure Internet companies, according to Internet World. AppNet works with Global 1000 and dot.com companies. Customers include UCCnet, Baxter Healthcare, Dial, Ford, Sprint, Hyundai, BET.com, UNICEF, KB Toys, NEC, Hewlett Packard, NASA, and Unilever.

FORWARD LOOKING STATEMENTS

The foregoing paragraphs include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements concerning the establishment of a business-to-business e-commerce professional services, the anticipated date of launch of such services, the anticipated date of Commerce One and AppNet closing the transaction, and the potential business benefits to be realized from the business combination of the parties. These statements are subject to risks and uncertainties. Actual results may differ materially from those described in such statements as a result of a number of factors. These factors include but are not limited to the ability of Commerce One and AppNet to timely rollout services to the marketplace and the extent of customer adoption and utilization of the professional services once they become operational.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Commerce One plans to file a Registration Statement on SEC Form S-4 in connection with the acquisition, and Commerce One and AppNet expect to mail a Proxy Statement/Prospectus to (or, alternatively, Commerce One expects to mail exchange offer documents to) stockholders of Commerce One and AppNet containing information about the acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus or exchange offer documents carefully when they are available. These documents will contain important information about Commerce One, AppNet, the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents may also be obtained by request from Commerce One by accessing Commerce One website at Commerce One, Inc. http://www.commerceone.com or by mail to Commerce One, 4440 Rosewood Drive, Pleasanton, California, 94588, attention: Investor Relations, telephone: (925)520-6000, or from AppNet by sending mail to 6707 Democracy Boulevard, Suite 1000, Bethesda, Maryland, 20817 attention: Investor Relations, telephone: (301)493-8900.

In addition to the documents described above, Commerce One files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Commerce One at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Commerce One's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov. Commerce One and AppNet and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from AppNet stockholders in favor of, among other things, the adoption of the merger agreement or, in the case of an exchange offer, soliciting the exchange of shares of AppNet common stock for Commerce One common stock. A complete description of these matters and a description of any interests that the directors and executive officers of AppNet have in the acquisition will be available in the Proxy Statement/Prospectus or exchange offer documents.


                                    ###


All other company, product and branded names are trademarks of their respective owners.

Company Contact (for Commerce One):
Katie O'Connell
(925) 520-6094
katie.oconnell@commerceone.com
------------------------------

Press Contact (for Commerce One):
Caroline Hacker
(415) 905-4000
chacker@horngroup.com
---------------------

Company Contact (for AppNet):
Alla Iaquinto
(301) 581-2489
press@appnet.com
----------------

Investor Contact (for AppNet)
Kevin Taback
(877) 551-2323
ir@appnet.com
-------------

                                      Filed by Commerce One, Inc. pursuant to
                                      Rule 425 under the Securities Act of
                                      1933 and deemed filed pursuant to Rule
                                      14a-12 of the Securities Exchange Act
                                      of 1934 Subject Company: AppNet Inc.
                                      Commission File No:  000-26453



                                                       STRICTLY CONFIDENTIAL
Q&A
Public Information


WHY IS COMMERCE ONE ACQUIRING APPNET?  WHAT ARE THE KEY BENEFITS OF THIS
MERGER?

As we continue to deploy marketplaces on the Commerce One solution, and increase the functionality of our solution set through development and partnerships, Commerce One has recognized the need for services breadth and depth as key components to executing on the vision of the Global Trading Web. Our customers today expect complete solutions, including platforms, applications and services. As our customer base has increased dramatically, we need to scale our internal services organization, in partnership with our key consulting partners. It is our view that the AppNet capabilities, combined with those of our partners, will dramatically increase our ability to bring exchanges online rapidly, accelerate supplier adoption, and drive greater functionality and breadth of business services across our global infrastructure. AppNet's services capabilities, combined with those of our partners, will create a distinct market advantage for us in business-to-business exchanges.

According to Forrester Research, companies who spend $1 billion a year or more on purchasing will spend $3 million to $4 million to implement online procurement -- most of that is spent on consulting, Web development, and systems integration work. By acquiring AppNet, Commerce One gains a world-class Internet professional services organization which, when combined with the service delivery capabilities of our partners, provides a leading solutions delivery vehicle for our customers. Through this acquisition, we will enhance our current business model by driving liquidity through the exchanges faster and will deliver on our recurring revenue model earlier than previously forecasted.

WHY IS APPNET JOINING COMMERCE ONE? HOW IS THIS BENEFICIAL TO CUSTOMERS, SHAREHOLDERS, AND EMPLOYEES?

Commerce One's vision for global Internet marketplaces is exactly aligned with AppNet vision of the future of Internet commerce. The development and implementation of Internet marketplaces and exchanges requires significant strategy, Web design, and top-level project management, which are the strengths of AppNet. Commerce One has a very rich base of installed customers with requirements for AppNet's additional services capabilities.
In addition, Commerce One's global presence provides a strong international structure for the expansion of AppNet's services offerings on a global basis.

HOW WILL APPNET BE INTEGRATED INTO COMMERCE ONE?

AppNet will become part of Commerce One's professional services practice and will be fully integrated into Commerce One. Ken Bajaj, the CEO of AppNet, will lead the Commerce One professional services group. Once formally part of Commerce One, AppNet will continue to provide the full range of end-to-end e-business solutions that it is currently providing for both its current customers and for Global Trading Web marketplaces.

HOW DOES THE APPNET ACQUISITION FIT WITH LAST WEEK'S PARTNERSHIP ANNOUNCEMENT BETWEEN COMMERCE ONE AND SAP?

Our exchange partners are demanding comprehensive e-business solutions, including both software and services. The SAP partnership enables Commerce One to deliver breadth and depth in software. The AppNet acquisition enables us to complete our solution offering with a broad array of e-commerce services. The market demand for both software and service is immediate and urgent. These two combinations will enable Commerce One to meet that demand.

WHAT SPECIFIC SERVICES OFFERINGS DOES APPNET PROVIDE?

In acquiring AppNet, Commerce One makes significant progress in several strategic areas:

Strategy Consulting -- AppNet will help boost Commerce One's ability to work with CEOs and boards of global corporations to develop their Internet business strategy, particularly as it relates to eMarketplaces.

Strategic Customer Relationship Management -- AppNet will significantly increase Commerce One's bandwidth to work with customers and their strategic systems integration partners (such as Andersen Consulting and PriceWaterhouseCoopers) to drive rapid implementation of eMarketplaces on the Commerce One solution.

Web Design -- AppNet brings fresh capabilities for designing powerful user interfaces for the eMarketplaces being built around Commerce One's technology.

e-Business Application Development and Systems Integration -- AppNet will dramatically increase Commerce One's ability to staff key implementation projects along side their systems integration partners.

Outsourcing -- AppNet's managed application services capabilities will enable Commerce One to deliver an application services model (ASP) to the mid-tier and dot.com marketplace.

                                      Filed by Commerce One, Inc. pursuant to
                                      Rule 425 under the Securities Act of
                                      1933 and deemed filed pursuant to Rule
                                      14a-12 of the Securities Exchange Act
                                      of 1934 Subject Company: AppNet Inc.
                                      Commission File No:  000-26453

Commerce One to Acquire AppNet
Press and Analyst Teleconference Outline
Tuesday, June 20
7:00 a.m. PT

KIT ROBINSON, DIRECTOR OF CORPORATE COMMUNICATIONS AT COMMERCE ONE
1. Apologize for communication error
2. Set up the news
3. Introduce the speakers


MARK HOFFMAN, CEO OF COMMERCE ONE
1. Commerce One is in the business of delivering large e-commerce exchanges
     a. The market is exploding: exponential growth
     b. Commerce One has more than 100 exchange partners. Each of them has many, many trading partners
     c. Functionality requirements have increased in every exchange, specifically the need for supply chain management, as demonstrated by our announcement last week with SAP
     d. As our customers' software requirements grow, their need for implementation and consulting services also grows

2. GM example (with PWC)
     a. Commerce One has more than 50 consultants working on the GM Trade
        Exchange
          i. 120 PWC consultants on the GM exchange
     b. In addition to GM, Commerce One will need to begin implementation work with DaimlerChrysler, Ford, and Renault-Nissan
     c. Then we need to adopt the suppliers, many of whom will also be buyers
          i. GM alone has 29,000 suppliers
         ii. What if only 20 percent of them come in as buyers?
        iii. The demand for services is huge

3. Vertical exchanges
     d. Powered by Commerce One exchanges include:
          i. Auto Exchange (with PWC)
         ii. Aerospace Exchange -- Boeing, Lockheed Martin, Raytheon, BAE
             Systems
        iii. Artikos (with PWC) -- Joint venture with Banamex, creating exchanges throughout Latin America
         iv. Pantellos (with PWC) -- Utilities exchange with 21 companies including the American Electric Power Company, Edison International and PG&E
          v. Citigroup
         vi. Energy Exchange -- Shell, BP Amoco, Dow Chemical, Occidental Petroleum, Statoil, plus ten others
        vii. French Banks Exchange -- Three leading French banks, BNP Paribas, Credit Agricole and Societe General

       viii. others -- BT, NTT, Cable and Wireless Optus, Singtel, Swisscom, and Bell South (with PWC)
     e. 40-50 Commerce One services people are required per exchange
     f. Commerce One is also powering dot coms
          i. Omnicell, Cephren, eScout.com, GOTSchool.com
     g. THESE EXCHANGES REPRESENT MORE THAN $1 TRILLION IN BUYING POWER, CONNECTED TODAY

4. Our model is to implement with partners and this has not changed
     h. Our revenue model is to create recurring revenue streams and revenue sharing with exchange partners
          i. To generate recurring revenues, we need to drive liquidity through the exchanges
         ii. To do that, we must rapidly scale our service capabilities
     i. Commerce One provides project management in cooperation with our key consulting partners
          i. Our professional services organization provides business planning, software implementation and Commerce One product knowledge
         ii. Consulting partners provide the bulk of the implementation work at each of our exchanges
     j. This acquisition gives Commerce One the bandwidth to succeed with our business model
     k. Commerce One currently has:
          i.  175 active projects
         ii.  230 internal consultants (up from 65 consultants four months ago)
     l. We're not going to make a forward looking statement, but demand will only increase
          i. Commerce One will need thousands of consultants in the near future
         ii. Key partners will need even more
        iii. In the typical exchange project, our consulting partners outnumber Commerce One by a ratio of greater than 5:1
         iv. Commerce One has gone from 2 to 20 partner training classes per month since January 1, 2000 to meet the partner demand (This is over and above train-the-trainer programs)

5. To help Commerce One meet the demand that comes along with such potential spending volumes on the exchanges, Commerce One has signed an agreement to acquire AppNet, a leader in e-commerce consulting

     m. AppNet provide the resources and skill sets to help Commerce One grow its world-class Internet professional services group to execute within a partner driven model
     n. The acquisition allows Commerce One to rapidly execute on our Global Trading Web strategy and offer a comprehensive set of e-business services to help companies accelerate their e-commerce potentials, and help us support our implementation partners
     o. This acquisition will also enable us to deliver on our recurring revenue business model. We are a solutions company providing both software and services. The SAP deal strengthens us on the software side; AppNet strengthens us on the services side.

        The market demand for both software and services is immediate. We have always said we would grow organically, through acquisition, and through partnerships. At this point our organic growth could not keep up with the exponential growth of our trading partners. Through this acquisition, and our continued reliance on key consulting partners, we will be able to drive liquidity through the exchanges and deliver on our revenue sharing model.

6. Why AppNet?
     p. We conducted a full-scale search for a professional services organization that clearly aligned with Commerce One's vision, culture and energy
     q. Commerce One identified AppNet as the most desirable firm based on its end-to-end Internet professional services capability, B2B e-commerce strengths, project management skills, number of employees, vertical focus, geographic focus and target customers r. AppNet has five major service offerings: strategy consulting, interactive marketing, e-business application development, e-business system integration and e-business outsourcing. These are precisely the services that our exchange partners are demanding, delivered in conjunction with the offerings of our key consulting partners.

MARK INTRODUCE KEN...

KEN BAJAJ, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF APPNET


KIT INTRODUCE JEFF...

JEFF BRUGOS, PARTNER, PRICEWATERHOUSECOOPERS; GLOBAL LEADER OF PWC'S COMMERCE ONE PRACTICE
1. PWC has also recognized the explosive growth of the B2B e-commerce market
2. PWC has made a significant commitment to this market
3. PWC believes in Commerce One's business model and are fully supportive of this merger with AppNet
4. PWC understands Commerce One's business model and have built a practice around it
a. Commerce One has a thin layer
b. We're building a Commerce One practice that will have [X number] of people
c. We are pleased to work with Commerce One in X marketplaces/portals including the auto exchange, the utilities exchange, artikos and Bell South's marketplace

           KEN BAJAJ'S COMMENTS FOR PRESS/ANALYST CONFERENCE CALL FOR
                        COMMERCE ONE/APPNET ACQUISITION

(KIT ROBINSON FROM C1 WILL WELCOME EVERYONE AND INTRODUCE MARK HOFFMAN AND KEN BAJAJ. MARK WILL SPEAK FIRST AND THEN KEN.)


     Thanks, Mark, and good afternoon to everyone on the call. I'm very excited to speak with you this morning. This merger is a great opportunity for AppNet and our employees and we expect it to be very beneficial for our customers and shareholders.

     AppNet is the leader in providing end-to-end e-business services to Fortune 1000 and dot.com companies. We have a strong expertise in creating digital businesses, corporate and consumer portals, and B2B eMarketplaces.
By joining with Commerce One, the employees of AppNet will be joining with one of the elite brands in e-business -- a global company with outstanding people and an energetic culture. Commerce One is a company whose plan to build a Global Trading Web of many eMarketplaces, internetworked together, is clearly the most forward-looking vision in the industry. The bright minds of AppNet will not only help Commerce One achieve that vision; we will also bring to Commerce One new and complementary e-business services to sell into the Global Trading Web community.

                            -- more --

     Increasingly, our customers have told us that they aren't interested in e-business professional services and they aren't interested in e-commerce applications -- those are simply meaningless terms to them. Our customers demand solutions to their business problems. They want to automate supply chain processes and integrate them into the supply chain processes of their business partners. They want to extend their enterprise operations out to those of their suppliers, customers, shareholders, and business partners.
Our customers want to improve customer relationships, increase revenues, and improve quality. What our customers are demanding are comprehensive solutions to their business challenges. In order to create those solutions, Internet companies are increasingly combining applications and services. The merger of AppNet with Commerce One is a powerful evolution toward creating the combined e-business solutions that Global 1000 corporations are demanding.

     Once this acquisition is complete, the combined companies will deliver powerful solutions to Global 1000 corporations by providing their strategy consulting, their core e-commerce applications platform, their creative Web design, and the integration and implementation services to build their trading community. These are powerful benefits that will drive AppNet's and Commerce One's customers quickly up the e-business value chain. That is the reason that we are very bullish on the potential value this merger will bring to our employees, our customers, and our shareholders.

                               #  #  #